Goodwin Procter LLP

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September 2, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	CRISPR Therapeutics AG
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted August 12, 2016
CIK No. 0001674416

Dear Ms. Hayes:

This letter is confidentially submitted on behalf of CRISPR Therapeutics AG (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Draft Registration Statement on Form S-1, confidentially submitted on August 12, 2016 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated August 25, 2016 addressed to Dr. Rodger Novak, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and in the responses refer to the Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter.

Securities and Exchange Commission

September 2, 2016

Note to Consolidated Financial Statements

Note 7. Convertible Loans

2015 Convertible Loan Agreement with Vertex and certain existing shareholders, page F-20

1.	We acknowledge your response to our prior comment one. Regarding your analyses under mandatory conversion in the case of a qualified offering and a conversion into common shares at the price paid by investors in the IPO, tell us:

•

The authoritative literature supporting your statement that “this feature was not considered a conversion option because the value the holders would receive upon conversion does not vary based on the value of the underlying equity at the time of conversion, rather, they would receive a variable number of shares with an aggregate fair value equal to the debt principal outstanding.”

•	What you mean by your statement “that this feature was ultimately evaluated by the Company as a redemption feature” and the authoritative literature supporting this statement.

•

The basis for your conclusion that the holders “would receive a variable number of shares with an aggregate fair value equal to the debt principal outstanding” as, based on your disclosure, the holders appeared to receive shares with a fair value less than the debt principal outstanding.

•	How the Bayer Loan conversion price of $13.43 per share was determined since that is the price used to determine the number of shares into which the Vertex loan is converted.

RESPONSE: In response to the Staff’s comment and for the Staff’s convenience, the Company has broken out its responses under four sections responding to the four bullets in this comment.

A.	The authoritative literature supporting your statement that “this feature was not considered a conversion option because the value the holders would receive upon conversion does not vary based on the value of the underlying equity at the time of conversion, rather, they would receive a variable number of shares with an aggregate fair value equal to the debt principal outstanding.”

RESPONSE: In evaluating the accounting for the mandatory conversion in the case of a Qualified Financing (“QF”) and the mandatory conversion upon an Initial Public Offering (“IPO”) and determining whether these features should be evaluated as redemption features rather than conversion features, management considered:

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1.	ASC 480-10-25-14 which provides that a financial instrument other than an outstanding share that embodies a conditional obligation requiring the issuer to issue a variable number of shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The example of such liability that the guidance provides is a payable that is settleable with a variable number of the issuer’s equity shares. ASC 480-10-55-22 further illustrates that in cases where “the monetary value of the obligation is not entirely fixed at inception and is based, in small part, on variations in the fair value of the issuer’s equity shares”, the obligation should still be classified as a liability pursuant to ASC 480-10-25-14.

2.	Paragraphs of B40 and B42 (referenced below) in the basis for conclusions of Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, provide the Financial Accounting Standards Board’s (the “Board”) view on share settlement features that would cause an instrument to be classified in equity versus in liability. Specifically, the Board draws a distinction between “equity” vs. “liability” characteristics of instruments that are settleable in shares whereby: (a) an obligation that requires settlement in a fixed number of shares should be classified as equity; and (b) an obligation that requires settlement in a variable number of shares with the fair value of those shares equal to a fixed amount (or predominantly fixed amount) should be classified as a liability because the holder of that instrument does not benefit if the fair value of shares increase and does not bear any risk that the fair value of shares decreases.

B40. In applying that basic principle, the Exposure Draft proposed that a financial instrument that embodies an obligation that requires settlement by issuance of a fixed number of the issuer’s equity shares should be classified as equity, reasoning that changes in the monetary values of such instruments arise from and are equal to changes in the fair value of that fixed number of shares. Commentators generally supported that view. One possibility that arose in subsequent deliberations is that even the interest of a holder of that sort of obligation differs from the interest of a holder of shares and, therefore, perhaps the obligation should not be classified as equity. While a fixed-price physically settled written call option or warrant would, if exercised, require settlement by a fixed number of shares, such an option might never be exercised and so returns to the option holder would differ from returns to a shareholder. The Board did not decide whether to classify such obligations as liabilities in this limited-scope Statement; the Board deferred resolution of that issue until it can be discussed together with related issues in the next phase of this project.

B42. Some obligations to issue a variable number of shares have contractually fixed monetary values. For example, if an obligation requires settlement by issuance of shares worth $100,000 on the settlement date, the number of shares to

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be issued varies based on the fair value of those shares at settlement. Regardless of changes in the fair value of the shares, however, the holder is to receive $100,000 of value at settlement— that is, the monetary value of the obligation does not change. The holder of that instrument does not benefit if the fair value of the issuer’s equity shares increases and does not bear the risk that the fair value of those shares might decrease. The Board decided that that type of instrument should be classified as a liability because it does not establish an ownership relationship. That is, even though the obligation will be settled by issuance of equity shares, the instrument has more characteristics of a liability than of equity because the holder’s return is fixed and, thus, unrelated to changes in the fair value of the issuer’s equity shares.

3.	The guidance in Section 2.2.4.7, Share Settled Debt, of the EY Financial Reporting Developments, Issuers Accounting for Debt and Equity Financings, as follows:

2.2.4.7 Share-settled debt

Convertible debt typically provides the investor with the ability to convert the debt into a fixed number of the issuer’s equity securities (to be adjusted only under certain events). As a result, the value the holder receives upon conversion is based entirely on the price of the shares. However, some debt instruments may settle by providing the holder with a variable number of shares with an aggregate fair value equaling the debt principal outstanding. (In some cases, a slight discount to the fair value of the share price may be used to determine the number of shares to be delivered, resulting in settlement at a premium.)

Because the value that the holder receives at settlement does not vary with the value of the shares, that settlement provision is not considered a conversion option and the debt instrument would not be considered convertible debt unless it also contained a conversion option (as discussed in section 2.1.2.1). Instead, this provision should first be evaluated pursuant to ASC 480-10-25-14 (refer to Appendix A). If not subject to that guidance, the provision should be evaluated as a redemption feature under section 2.2.5. A settlement provision that is not a conversion option should not be considered under the beneficial conversion guidance (discussed in section 2.2.10).

Under the Vertex Convertible Loan Agreement, upon either a QF or an IPO, the loan automatically converts into a variable number of newly issued shares issued upon such a QF or an IPO at the same price paid by the new investors. The mandatory conversion upon a QF and an IPO was intended to transfer value to the holders of the Vertex Convertible Loan equal to the principal amount of the debt based on the settlement date

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fair value price of the newly issued shares paid by the new investors, as a QF or IPO transactions were anticipated to be at arm-length. A QF is defined in Annex 2 of the Vertex Loan Agreement as:

A preferred share financing1 after the date of this Loan Agreement with (i) at least USD 50,000,000 of new invested capital (including the Loan), comprised of at least USD 5,000,000 of invested capital from investors other than Vertex who are not shareholders (or affiliates of share-holders) as of the date of this Loan Agreement and (iii) such preferred shares having rights and preferences no less favorable than the Series B Preferred Shares (as defined in the Shareholders’ Agreement), including (but not limited to) with respect to the Preference Rights set forth in Section 19.9 of the Shareholders’ Agreement.

Management noted that the definition of a QF included a provision requiring that at least $5.0 million of the total $50.0 million of new invested capital had to be raised from investors other than Vertex who were not shareholders (or affiliates of shareholders) at the time of the Vertex Convertible Loan Agreement. At the time of the execution of the Vertex Convertible Loan Agreement, management had no reason to anticipate the issuance of preferred shares at a price above (or below) their fair value with an outside investor. Therefore, at inception, management expected that the price per share paid in these transactions would represent fair value of the newly issued shares at the time of settlement and that the amount transferred upon the settlement would predominantly be based on the principal amount of the debt. Similar to the example illustrated above in paragraph B42 of Statement 150, although the number of shares issuable upon mandatory conversion is variable, the value the holder receives upon conversion does not change with the value of the underlying shares; rather, the amount would predominantly equal the principal amount of the debt outstanding. As a result, in assessing the accounting for the mandatory conversion upon a QF or an IPO at inception and throughout the life of the debt, management did not consider this a traditional conversion option, as illustrated in paragraph B40 of Statement 150, in which the holder receives a fixed number of shares upon conversion such that the value received is based entirely on the price of the underlying shares on the conversion date. Instead, management believed that the economics of the mandatory conversion is akin to a redemption feature whereby the Company uses the shares as a currency to settle the debt, predominantly, at its principal amount.

[1]

As described in Note 7, Convertible Loans (Page F-27), the receipt of the Bayer Convertible Loan proceeds in exchange for equity securities (specifically, the Series B Preferred Shares issued to Bayer upon the automatic conversion of the Bayer Convertible Loan), combined with the Vertex Convertible Loan, represented a QF.

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B.	What you mean by your statement “that this feature was ultimately evaluated by the Company as a redemption feature” and the authoritative literature supporting this statement.

RESPONSE: As the debt includes a settlement provision whereby the Company may settle the debt by issuing a variable number of its equity shares with a monetary value that is predominantly fixed, the Company considered the guidance in ASC 480-10-25-14. However, as the decision to enter into either a QF or IPO is within the Company’s control, management concluded that the debt does not embody an “obligation” for the Company to settle the instrument by issuing a variable number of shares and therefore was not within the scope of ASC 480-10-25-14. As such, the Vertex Convertible Loan is not accounted for as a liability under ASC 480. The Company further evaluated whether the mandatory conversion feature should be bifurcated as an embedded derivative. As discussed in response A above, management considers the mandatory conversion economically akin to a redemption feature and therefore analyzed it as such based on the four step analysis in ASC 815-15-25-42 and 25-43 for redemption features. As the convertible loan did not have an indexed pay-off or involve a substantial premium or discount, the mandatory conversion as a redemption feature was considered clearly and closely related to the host instrument and bifurcation was not required as of the issuance date. Evaluation of whether redemption features are considered clearly and closely related to the debt host is required at inception and subsequent reassessment is not required.

C.	The basis for your conclusion that the holders “would receive a variable number of shares with an aggregate fair value equal to the debt principal outstanding” as, based on your disclosure, the holders appeared to receive shares with a fair value less than the debt principal outstanding.

RESPONSE: At inception of the Vertex Convertible Loan Agreement, management understood that the economic substance of the mandatory conversion in case of a QF or an IPO was to repay the holders of the Vertex Convertible Loan their principal amount by using the Company’s shares as currency. As discussed in response A above, management noted that the definition of a QF included a provision requiring that at least $5.0 million of the total $50.0 million of new invested capital had to be raised from investors other than Vertex who were not shareholders (or affiliates of shareholders) at the time of the Vertex Loan Agreement. Though this definition did not guarantee that the price per share paid in a QF would represent the fair value of the newly issued shares, it did require that a significant portion of the new invested capital threshold had to be raised from an outside investor. At inception of the Vertex Convertible Loan Agreement, management had no reason to anticipate the

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September 2, 2016

issuance of preferred shares at a price above (or below) their fair value with an outside investor. Therefore, at inception, management expected that the price per share paid in these transactions would represent fair value of the newly issued shares at the time of settlement and that the amount transferred upon the settlement would predominantly be based on the principal amount of the debt.

Thus, it was not intended that the holders of the Vertex Convertible Loan would benefit from an increase in the value of the Company’s shares nor would they incur losses if the value of the Company’s shares declined. The Bayer Loan, which was issued with an above fair value conversion price, was an unexpected outcome of the settlement provision, which was intended to settle the Vertex Convertible Loan (which, as noted in Note 7 also included certain existing investors) based on the then fair value of the Company’s newly issued shares upon settlement. As the intended economics and substance of the mandatory conversion were to settle the debt at its principal amount, and not to convey a settlement value to the holders of the Vertex Convertible Loan that fluctuates based on the share price of the Company’s equity shares, management believes an extinguishment gain or loss should be recognized upon settlement of the debt to the extent the settlement amount differs from the carrying amount of the debt. If, instead, the Bayer Loan was issued with a below market share price, it would have resulted in additional value transferred to the holders of the Vertex Convertible Loan, in which case the Company would have recognized a loss.

D.	How the Bayer Loan conversion price of $13.43 per share was determined since that is the price used to determine the number of shares into which the Vertex loan is converted.

RESPONSE: The Bayer Convertible Loan conversion price of $13.43 per share was a fixed conversion price determined based on negotiations between the Company and Bayer in December 2015 as to the pre-money valuation of the Company. At the time of entering into negotiations with Bayer, the Company had not fully completed a formal 409a valuation process since May 2015. As a result, the Company entered into negotiations using an informal estimate as to the Company’s pre-money valuation based on readily available value indicators such as the price of the Company’s last round of equity financing ($6.74 per share of Series B Preferred Shares sold in May 2015), the conversion price stated under certain features in the Vertex Convertible Loan Agreement ($9.33 per Series B Preferred Share in October 2015), and positive value indications from the continued progress of a company in a comparable field of biotechnology that had recently completed a pre-IPO crossover financing. The agreed-upon pre-money valuation of the Company was divided by the number of common equivalent shares outstanding in December 2015 to calculate the conversion price per share used in the Bayer Convertible Loan.

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Ultimately, the negotiated conversion price in the Bayer Convertible Loan was significantly higher than the fair value of the Series B Preferred Shares determined under the Company’s third party valuation prepared for financial reporting that was completed subsequent to negotiations.

Note 9. Significant Contracts

Joint Venture with Bayer Healthcare LLC, page F-28

2.	We acknowledge your response to our prior comment two. Please tell us why you chose to value the license based on the total of the fair value of your 50% interest in the joint venture and the $35 million in cash payments from Casebia. In this regard, tell us why you went through a process of determining the fair value of Casebia, presumably after completion of its formation and receipt of contributions/commitments by Bayer and you including the license, and why you did not perform a separate valuation of the license. Confirm that the fair value of Casebia for which you based your 50% interest excludes the $35 million in cash payments to be made to you by Casebia. Also, tell us why the total of your 50% interest in the joint venture and the $35 million in cash payments would be representative of fair value of the license considering that they were received as part of a multiple element arrangement.

RESPONSE: In response to this comment and for the Staff’s convenience, we have broken out our responses under three sections responding to the different questions included in Question #2.

A.	Please tell us why you chose to value the license based on the total of the fair value of your 50% interest in the joint venture and the $35 million in cash payments from Casebia. In this regard, tell us why you went through a process of determining the fair value of Casebia, presumably after completion of its formation and receipt of contributions/commitments by Bayer and you including the license, and why you did not perform a separate valuation of the license.

RESPONSE: To clarify our response in our letter dated August 12, 2016 where we stated this was “…the best data point available in determining the fair value of the license”, the Company notes it determined the fair value of the license was $71.4 million using an income approach with the cash consideration received and the fair value of the 50% interest in Casebia as inputs to the valuation. In making the determination, the Company concluded that equating the value of the expected consideration to be received to the value of the license contributed was the most reasonable approach. The Company

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considered other alternative methods in valuing the license before concluding on this income approach methodology.

The relevant methods for valuing the license would be a market approach or an income approach (the cost approach would not capture the full value of the license, just the costs to recreate it). In this case, use of a market approach was considered to be unreliable, as identifying a transaction for a reasonably comparable license was not possible. As such, the Company was left with the income approach. The income approach could have potentially taken two forms:

•	Equating the value of the license to the expected consideration to be received (the Company’s selected approach)

•	A royalty relief method

Relative to the royalty relief method, royalty data is notoriously poor, the details of the transactions are limited and third party information generally produces support for wide ranges of royalty rates. In this case, the use of a relief from royalty method could have yielded a wide range of seemingly supportable results, and ultimately would have been more subjective than the consideration paid in an objective transaction between two unrelated parties. Specifically, in order to utilize the relief from royalty method, it would be necessary to forecast revenues that would be generated from the sales of drugs. As noted in our response letter dated August 12, 2016, given the preclinical nature of the CRISPR/Cas9 technology and the uncertainty and timing of when those payments would occur (upward of 12 to 14 years from the date research begins), the relief from royalty methodology would be particularly speculative (which is also why these revenues were not included in the fair value determination of Casebia) as any such forecast would lack a reasonable level of precision. As such, the Company concluded an income approach, using as inputs the value of the expected consideration to be received representing the cash and 50% equity interest, represented the best method to apply the income method to measure the fair value of the license.

B.	Confirm that the fair value of Casebia for which you based your 50% interest excludes the $35 million in cash payments to be made to you by Casebia.

RESPONSE: Yes, in determining the fair value of Casbeia, the Company excluded the $35 million of consideration paid by Casebia.

C.	Also, tell us why the total of your 50% interest in the joint venture and the $35 million in cash payments would be representative of fair value of the license considering that they were received as part of a multiple element arrangement.

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RESPONSE: As noted in response A, above, we concluded that the fair value of the license was best determined using an income approach. We did consider that the license received was part of a multiple element arrangement with Bayer which included the following elements (as disclosed in Note 9):

(i)	Combined element of an exclusive, worldwide, royalty free, license to the CRISPR/Cas9 technology specifically for the indications designated by Casebia, and delivery of the consents of the assignors of the underlying patents to the technology to develop, manufacture, and commercialize licensed products under that license;

(ii)	Research and development services, and

(iii)	The issuance of the Bayer Convertible Loan.

While this represents a multiple element transaction, we concluded that it was reasonable to conclude that the 50% interest in the joint venture and $35 million in cash payments were consideration received for the license and; therefore, were the most appropriate inputs into the income approach based upon the following considerations:

1.	The compensation to be paid by Casebia to the Company for the research and development services were determined to be at fair market value ($6.3 million, as disclosed in Note 9);

2.	The fair value of the convertible loan was separately determinable ($24.5 million, as disclosed in Note 9).

The fair value of the convertible loan indicated that a premium was paid by Bayer ($24.5 million fair value compared to the $35 million face value). The Company considered whether this premium should be included as an input into the income approach in determining the fair value of the license but ultimately determined that this would not be appropriate based upon the following considerations:

a)	Based upon the negotiations with Bayer, the Company concluded that the premium was most closely attributable to what Bayer was willing to pay for the underlying Series B shares;

b)	As part of the relative fair value allocation method, a relative portion (approximately 70%) of this premium (and all allocable arrangement consideration) was allocated to the license. Had the entire premium been

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included as an input into the income approach of determining the fair value of the license, the license would have been allocated only an additional 2—3% of the allocable arrangement consideration – which we considered to be insignificant to the total arrangement accounting.

3.	Please provide us an analysis with reference to authoritative literature to support your accounting whereby you intend to recognize the gain on sale of license upon the delivery of the patent holders’ consent.

RESPONSE: As described in Note 9 (page F-28), the Company accounted for this arrangement by analogizing to ASC 605-25 and identified the three separate elements referenced within Note 9. Regarding the delivery of the license and the patent holder consent combined element, in considering the guidance in ASC 605-25-25-5, the Company concluded that while the license delivered had stand-alone value from the research and development services and the Bayer Convertible Loan, it did not have stand-alone value apart from the patent holder consent as, without such consent, Casebia is limited in its ability to experience the full rewards of ownership of the license. The patent holder consent would ultimately give Casebia the freedom to exploit the technology for their benefit during the research period. It would also grant them and any sublicensees the ability to develop, manufacture and commercialize licensed agents and licensed products that would come out of Casebia’s research.

Because the Company concluded that the license and the delivery of patent holder consent represented a single unit of accounting, the Company also concluded that it was appropriate to consider by analogy the guidance in ASC 605-25 related to the timing of revenue recognition for a combined unit of accounting in that applicable revenue recognition criteria shall be considered separately for each of the separate units of accounting. Based on SAB Topic 13, the Company determined delivery of the patent holder consent represented the final deliverable for the combined license and patent holder consent element and: (a) the point time in which Casebia would be able to have full use of the license (effectively representing the delivery or start of the license); (b) the point in which the Company had met the performance obligations imposed on them by the license arrangement; and, (c) the point in time at which it had no further continuing obligations related to this combined element. As such, the Company determined that once the delivery of the patent holder consent occurs, full gain recognition for the license element would be recognized consistent with SAB Topic 13.A.3.

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September 2, 2016

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo

Robert E. Puopolo

cc:	Rodger Novak, M.D., Chief Executive Officer, CRISPR Therapeutics AG

Marc Becker, Chief Financial Officer, CRISPR Therapeutics AG

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Patrick O’Brien, Esq., Ropes & Gray LLP

Paul Kinsella, Esq., Ropes & Gray LLP